April 3, 2012

VIA EDGAR AND UPS

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Mohegan Tribal Gaming Authority

Form 10-K for the fiscal year ended September 30, 2011

Filed December 29, 2011

File No. 033-80655

Dear Ms. Cvrkel:

This letter sets forth the responses of the Mohegan Tribal Gaming Authority (the “Authority”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated March 22, 2012 regarding the Authority’s Form 10-K for the fiscal year ended September 30, 2011. For the convenience of the Staff, the caption headings and text of your comments have been reproduced herein, and the Authority’s responses to your comments follow.

Annual Report on Form 10-K for the fiscal year ended September 30, 2011

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 2 – Liquidity and Financial Position, page F-8

1.	We note from the disclosure in the last paragraph on page F-9 that on December 28, 2011, the Authority and the Tribe entered into a waiver under the Bank Credit Facility pursuant to which the lenders agreed to waive any potential default by the Authority under the Bank Credit Facility as a result of the accompanying Report of the Independent Registered Public Accounting firm which contains an explanatory paragraph describing the existence of substantial doubt about the Authority’s ability to continue as a going concern. Please tell us and revise the notes to your financial statements to disclose the period for which this waiver has been obtained. Refer to the requirements outlined in Rule 4-08(c) of Regulation S-X.

Ms. Linda Cvrkel Securities and Exchange Commission Page 2	April 3, 2012

Response: As of the date of the filing of the Authority’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011 (the “FY 2011 10-K”), the Authority’s Bank Credit Facility provided that the Authority was required to deliver to the lenders audited financial statements within 90 days after the end of the fiscal year containing an unqualified opinion of its independent registered public accounting firm (the “independent accounting firm”). Because the Authority’s Bank Credit Facility and 2002 8% Senior Subordinated Notes were to mature on March 9, 2012 and April 1, 2012, respectively, and because the Authority was not going to have a refinancing of this debt completed as of the date of the filing of the FY 2011 10-K, the independent accounting firm’s report relating to the financial statements for the fiscal year ended September 30, 2011 was to include an explanatory paragraph describing the existence of substantial doubt about the Authority’s ability to continue as a going concern due to uncertainty relating to the Authority’s ability to refinance its debt.

Prior to the filing of the FY 2011 10-K and the delivery of the audited financial statements and accompanying report of the independent accounting firm to the lenders, on December 28, 2011, the Authority (along with the Mohegan Tribe of Indians of Connecticut, a party to the Bank Credit Facility) and the lenders entered into a waiver pursuant to which the lenders agreed to waive any potential default that might arise due to the independent accounting firm’s explanatory paragraph contained within its report for the financial statements of the Authority for its fiscal year ended September 30, 2011. Subsequently, on December 29, 2011, the Authority filed the FY 2011 10-K and the financial statements were delivered to the lenders.

No default or breach of any covenant occurred or existed during the period covered by the Authority’s FY 2011 10-K, at the date of the Authority’s most recent balance sheet being filed or subsequent thereto, and there was thus no associated waiver of the acceleration of any obligation. The waiver was a one-time waiver relating to the potential default that might have arisen due to the future delivery by the Authority of its financial statements for the fiscal year ended September 30, 2011 to the lenders with the accompanying report of the independent accounting firm containing certain “going concern” language. In any event, it should be noted that, subsequent to the date of the filing of its FY 2011 10-K, on March 6, 2012, the Authority completed a refinancing of its entire debt capital structure, including the refinancing of its then existing Bank Credit Facility and 2002 8% Senior Subordinated Notes.

Note 5 – Property and Equipment, net, page F-17

2.	We note that during fiscal 2010, a $58 million charge was recorded for impairment of assets related to the suspended Project Horizon. We further note from the September 30, 2008 10-K that you planned to suspend the project for one year and re-evaluate at that time. Please tell us what if any re-evaluations and related impairment analysis were performed from the date of the initial suspension on September 22, 2008 through September 30, 2010. If you did not perform a re-evaluation at September 22, 2009 as you indicated you would in your fiscal 2008 10-K, please explain why. Your response should also explain why no impairment charges were required as a result of any impairment analyses that were completed subsequent to September 2008 and prior to fiscal 2010. We may have further comment upon review of your response.

Ms. Linda Cvrkel Securities and Exchange Commission Page 3	April 3, 2012

Response: Re-evaluation of the feasibility of recommencing, and impairment analysis on the assets related to, the suspended elements of Project Horizon has been performed annually since the date of the initial suspension on September 22, 2008 through September 30, 2010. The specific factors that the Authority considered in determining the feasibility of the suspended elements included the Authority’s financial performance, cash flow projections expected to be realized from the project, estimated project costs, ability to obtain financing, economic conditions, industry trends and competition. Additionally, as noted on pages F-9 and F-17 of the Authority’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, the Authority assessed the carrying value of the assets related to the suspended elements of Project Horizon and determined that no impairment existed. In accordance with ASC 360-10-35, the Authority assessed the recoverability of these assets based on estimated cash inflows and outflows of Project Horizon, including necessary expenditures to complete the project. As of September 30, 2008 and 2009, the Authority determined that no impairment existed.

Prior to September 2010, the Authority anticipated completing Project Horizon as originally designed. During the fiscal quarter ended September 30, 2010, the Authority re-evaluated its plans with respect to the new hotel element of the project and, based on a modified plan which encompasses a smaller hotel to be located closer to the Authority’s existing hotel, determined that certain assets did not have any future benefit to the Authority. Accordingly, the Authority recorded the $58.1 million impairment charge in the fiscal year ended September 30, 2010.

Additionally, as noted on page F-18 of the Authority’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011, the Authority continued to evaluate the remaining assets related to Project Horizon for impairment and determined no additional impairment existed as of September 30, 2011.

Note 14 – Mohegan Ventures Wisconsin, LLC (Menominee Project), page F-30

3.	We note from page F-30 that the Menominee Project has remained in a pending state since the management agreement was signed in 2004. Please tell us the nature and amount of any assets that are reflected in the company’s balance sheet with respect to this project at September 30, 2011. Also, to the extent you have recognized significant amounts on your balance sheet related to this project, it appears you would be required to perform an impairment analysis with respect to the project pursuant to the guidance outlined in ASC 360-10-35-21 or other applicable accounting literature. Please tell us the timing and results of your most recent impairment analysis and if no impairment charge was deemed necessary, please explain why. If you did not perform a recent impairment analysis with respect to the assets related to this project, please tell us why you believe you were not required to do so.

Response: As of September 30, 2011, assets associated with the Menominee Project totaled approximately $9.8 million. These assets related to reimbursable costs and expenses

Ms. Linda Cvrkel Securities and Exchange Commission Page 4	April 3, 2012

advanced by the Authority’s subsidiary, Wisconsin Tribal Gaming, LLC, on behalf of the Menominee Tribe for the Menominee Project pursuant to a development agreement between the Authority and the Menominee Tribe. Due to the uncertainty in the development of the Menominee Project, the Authority fully reserved for these reimbursable costs and expenses as of September 30, 2008. In future filings, the Authority will include the following language in its disclosure within Note 14 – Mohegan Ventures Wisconsin, LLC (Menominee Project):

“Due to the uncertainty in the development of the Menominee Project, as of September 30, 2008, the Authority had fully reserved for these receivables and had written-off the related development rights intangible asset. As of September 30, 20**, the WTG receivables remain fully reserved.”

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At the request of the Staff, the Authority hereby acknowledges that: (i) the Authority is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Authority may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you find the foregoing fully responsive to your comments. Should you have any questions, please do not hesitate to contact me at (860) 862-0194 or Peter Roberti, Vice President of Finance, at (860) 862-3550.

Very truly yours,

/s/ Mario C. Kontomerkos
Mario C. Kontomerkos
Chief Financial Officer

cc:	Bruce S. Bozsum

Mitchell G. Etess

Peter J. Roberti

Scott C. Wells, Esq.

Carol Weld King, Esq.

James E. Showen, Esq.